

July 20, 2021

Sumant Sinha
Chief Executive Officer
ReNew Energy Global PLC
C/O Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS

> **Re: ReNew Energy Global PLC**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed July 14, 2021**
> **File No. 333-256228**

Dear Mr. Sinha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-4

Exhibits

1.  We note your response to prior comments 9 and 10 and reissue the comment in part. Please have counsel revise its opinion filed as Exhibit 5.1 to opine as to ReNew Energy Global's corporate power and authority to execute, deliver and perform all of its obligations under the Business Combination Agreement, the Warrant Assignment Agreement, the Warrant Agreement, and the Warrant Certificate, and to opine as to whether each such agreement has been duly authorized by all requisite corporate action on the part of the Company, subject to approval and adoption of the Business Combination Agreement by the Company's shareholders. In that regard, we also note the related

assumptions in Exhibit 5.2. Please also have counsel remove the assumptions in clauses (e) and (p) of Schedule 1 in the opinion filed as Exhibit 5.1.  In this regard, we note that we are unable to locate paragraph 1.1(g) and it is inappropriate to assume that the company has taken all corporate actions necessary to authorize the issuance of the securities, including the Shares, and to approve the Award Plan and Warrant Agreement.  Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Ryan Maierson